SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number 333-82306, 333-115028, 333-135128, and 333-156242

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ Thrift Plan of Indianapolis Power & Light Company

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203

REQUIRED INFORMATION

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1.  The consent of Ernst & Young and Deloitte & Touche to the incorporation by reference of these financial statements into the AES Corporation’s Form S-8 Registration Statement relating to the Plan (Registration No’s. 333-82306, 333-115028, 333-135128, and 333-156242) is set forth hereto as Exhibits 23.1 and 23.2, respectively.  The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. Section 1350, is attached hereto as Exhibit 99.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Employees’ Thrift Plan of Indianapolis Power & Light
Company

Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public
Accounting Firms

EMPLOYEES’ THRIFT PLAN OF Indianapolis power & light company

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Employees’ Pension Committee of
Employees’ Thrift Plan of Indianapolis Power & Light Company:

We have audited the accompanying statement of net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Indianapolis, IN
June 19, 2009

Report of Independent Registered Public Accounting Firm

To the Employees’ Pension Committee of
Employees’ Thrift Plan of Indianapolis Power & Light Company

We have audited the accompanying statement of net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the “Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, IN
June 30, 2008

Employees’ Thrift Plan of Indianapolis Power & Light Company

Statements of Net Assets Available for Benefits

	December 31
	2008	2007

ASSETS

Participant-directed investments - At fair value:
The AES Corporation Common Stock	$13,003,433	$32,414,080
Merrill Lynch Equity Index Trust - Common/Collective Trust	5,628,482	5,934,576
Merrill Lynch Retirement Preservation Trust - Common/Collective Trust	12,776,417	15,725,401
JP Morgan Government Mutual Fund	7,200,312	-
Buffalo Small Cap Mutual Fund	407,257	669,331
Columbia Mid Cap Mutual Fund	3,228,526	4,168,145
Blackrock Hl Sc Opp Inst Mutual Fund	317,287	318,433
Blackrock Gl Res Inst Mutual Fund	735,201	745,316
Blackrock Government Mutual Fund	-	8,074,006
Blackrock Util Teleco Mutual Fund	747,610	981,362
Oppenheimer Main Street Income & Growth Mutual Fund	-	9,650,780
Alger Midcap Growth Institutional Portfolio Mutual Fund	842,135	2,178,386
Van Kampen Growth & Income Mutual Fund	3,990,403	5,390,411
Lord Abbett Small Cap Value Mutual Fund	3,327,869	4,220,194
Lord Abbett Total Return Mutual Fund	6,874,434	7,525,754
Seligman Commun & Info Mutual Fund	776,383	1,308,979
Phoenix Duff & Phelps Real Estate Securities Mutual Fund	-	1,403,497
Franklin Mutual Financial Services Mutual Fund	235,003	515,433
Oppenheimer Gold & Special Minerals Mutual Fund	2,150,062	2,584,345
American Growth Fund of America Mutual Fund	4,460,706	6,797,814
American Europacific Growth Mutual Funds	7,687,882	11,579,721
American Balanced Mutual Fund	1,751,029	2,622,934
Victory Diversified Stock Mutual Fund	4,592,568	-
Virtus Real Estate Mutual Fund	1,088,964	-
Participant loans	2,256,016	2,143,033
Total investments	84,077,979	126,951,931
CASH AND OTHER	314,217	122,094
ACCRUED INTEREST	120,748	114,744
ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	84,512,944	127,188,769
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,062,666	147,073
ASSETS AVAILABLE FOR BENEFITS	86,575,610	127,335,842

LIABILITIES

Excess contribution payable	-	38,344
NET ASSETS AVAILABLE FOR BENEFITS	$86,575,610	$127,297,498

See notes to financial statements.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

INCREASES:
Employee contributions	$5,911,372
Company contributions - net	2,795,930
Interest and dividend income	2,979,801
Total increases	11,687,103

DECREASES:
Withdrawals by participants or their beneficiaries	5,618,586
Administrative fees	21,334
Redemption fees	5,409
Net depreciation in fair value of investments	46,763,662
Total decreases	52,408,991

Decrease in net assets available for benefits	(40,721,888)
Net assets available for benefits at beginning of year	127,297,498
Net assets available for benefits at end of year	$86,575,610

See notes to financial statements.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements
December 31, 2008

1. Description of the Plan

The following description of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) provides general information about the Plan’s provisions. Indianapolis Power & Light Company (IPL) is the plan sponsor. Participants should refer to the plan document and summary plan description, copies of which may be obtained from the plan sponsor, for a more complete description of the Plan’s provisions.

The Plan is administered by the Employees’ Pension & Benefits Committee (the Pension Committee) which is a committee of not less than five persons appointed by the IPL Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment.

All eligible employees (including union and non-union employees) vest at a rate of 20% per year and become fully vested in the Plan after five years of uninterrupted service. Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer matching contributions. Unallocated forfeiture balances as of December 31, 2008 and 2007 were $18,728 and $44,664, respectively, and forfeitures used to pay plan expenses for 2008 were $4,544.

Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee’s base rate of compensation. Employees have the option of contributing anywhere from 1% to 50%, in increments of 1%, and direct their contributions into any of the investment options provided by the Plan. Employees can make such contributions under a “Before Tax” or “After Tax” option. Employer contributions are made in an amount equal to current employee contributions up to a maximum of 5% for certain union employees and 4% for other eligible employees and are invested in the same funds as the employee elects to have his/her contributions invested. Each participant’s account is credited with the participant’s contribution and IPL’s matching contribution. Allocations of Plan earnings and losses are based on individual account balances relative to total account balances as of the valuation dates.

Participant fund transfers are subject to certain restrictions as outlined in the Summary Plan Description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The period of repayment of the loan can vary but generally will not exceed five years except for loans used to purchase or construct a principal residence. The loans are secured by the balance in the participant’s account and bear interest at 1% over prime. Principal and interest are paid through payroll deductions.

Although it has not expressed any intent to do so, IPL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employees Retirement Income Security Act of 1974. In the event of Plan termination, participants would become 100% vested in their employer contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis.

Plan Assets

Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of in-service, hardship or age 59½ withdrawals by active employees; paying distributions to retiring employees; refunding employee contributions; payment of vested employer contributions to employees withdrawing from the Plan; payment of loan proceeds to participants electing a loan from the Plan; distributions to beneficiaries of deceased employees; or payment of the expenses of the Plan. Participants make requests for distributions directly with the recordkeeper, Merrill Lynch Trust Company of America (Merrill Lynch or Trustee), except for hardship withdrawals and refunds of participant contributions, which require approval from the Payroll & Benefits department of IPL. The Payroll & Benefits department of IPL conducts day-to-day activities of the Plan at the designation of the Pension Committee.

Merrill Lynch is the sole trustee and recordkeeper of the assets of the Plan.

Use of Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of increases and decreases in assets during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for a further discussion of fair value measurements.

The Merrill Lynch Retirement Preservation Trust Fund (the “MLRPT”) invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 - Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 - Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Participant Loans

Loans to participants are stated at cost which approximates fair value.

Administrative Fees

The Trustee assesses each participant $1.88 on a quarterly basis for the base service fee. Participants pay a commission of $0.04 per share for open market transactions in The AES Corporation (AES) common stock. The commission is reflected in the price per share for each transaction. Effective July 1, 2009, the quarterly service fee will no longer be charged to participants. There are no other transaction-based fees for the investment funds.

Expenses for postage and handling for participant statements, confirmations, and distributions are charged directly to the participants or the Company. During the year ended December 31, 2008 the Company did not pay any expenses on behalf of the Plan.

Payment of Benefits

Upon severance of employment, a participant may elect to receive a lump sum payment for the full value of the participant’s account, including vested employer contributions and related earnings. The participant also has the option of maintaining the account until reaching the age of 70½ years. Benefits are recorded as withdrawals when paid.

Cash and other

Cash and other includes a receivable of approximately $310,000 and $122,000 at December 31, 2008 and 2007, respectively from Merrill Lynch related to unsettled trades of AES common stock. These receivables were collected in January of 2009 and 2008, respectively.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS No. 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Excess Contribution Payable

The Plan may be required to return contributions received during the Plan year to bring the Plan into nondiscrimination compliance. For December 31, 2007 excess contributions payable totaled $38,344.

3. INVESTMENTS

Investments that represent 5% or more of the Plan’s assets as of December 31, 2008 and 2007, are as follows:

	2008	2007
The AES Corporation common stock, 1,578,086 and 1,515,385 shares in 2008 and 2007, respectively	$13,003,433	$32,414,080

Oppenheimer Main Street Income & Growth Mutual Fund, 0 and 262,392 shares in 2008 and 2007, respectively **	-	9,650,780

Merrill Lynch Retirement Preservation Trust - Common/Collective Trust, 14,839,083 and 15,872,474 shares in 2008 and 2007, respectively	12,776,417	15,725,401

Merrill Lynch Equity Index Trust, 79,241 and 52,471 shares in 2008 and 2007, respectively	5,628,482	5,934,576

American Europacific Growth Mutual Fund, 275,058 and 230,856 shares in 2008 and 2007, respectively	7,687,881	11,579,721

Blackrock Government Mutual Fund, 0 and 757,411 shares in 2008 and 2007, respectively **	-	8,074,006

JP Morgan Government Mutual Fund 669,796 and 0 shares in 2008 and 2007, respectively *	7,200,312	-

American Growth Fund of America Mutual Fund, 218,234 and 201,357 shares in 2008 and 2007, respectively	4,460,706	6,797,814

Lord Abbett Total Return Mutual Fund 698,621 and 718,106 shares in 2008 and 2007, respectively	6,874,434	7,525,754

Victory Diversified Stock Mutual Fund 412,630 and 0 shares in 2008 and 2007, respectively *	4,592,568	-

* Not 5% in 2007. ** Not 5% in 2008.

During 2008, the Plan’s investments (including realized and unrealized gains and losses, net) depreciated in net value by $46,763,662 as follows:

Mutual Funds	$(23,790,763)
Common/Collective Trusts	(2,701,593)
The AES Corporation Common Stock	(20,271,306)
Net depreciation in fair value of investments	$(46,763,662)

4. MERRILL LYNCH RETIREMENT PRESERVATION TRUST

One of the Plan’s investment funds is the Merrill Lynch Retirement Preservation Trust, which is a trust for the collective investment of qualified retirement plans. A majority of the MLRPT’s assets consist of Synthetic Guaranteed Investment Contracts (Synthetic GICs), which are included in the financial statements at fair value with an adjustment to contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Synthetic GICs are a combination of a portfolio of securities plus a wrapper contract issued by a financially responsible third party (typically a financial institution). The value of the MLRPT’s investments in Synthetic GIC wrappers are determined by the difference between the sum of the present values of wrap fees based on replacement costs received from the wrap providers at the statement date (using the contract value and the duration of the portfolio of securities) and the sum of present values of wrap feeds based on actual fees at the beginning of the year (using the contract value and the duration of the portfolio of securities).

5. Fair Value Measurements

The Plan adopted SFAS No. 157, Fair Value Measurements, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS No. 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  quoted prices for similar assets and liabilities in active markets quoted prices for identical or similar assets or liabilities in markets that are not active observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
  inputs that are derived principally from or corroborated by observable market data

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

AES Corporation common stock is valued at the closing price reported on the active market on which AES stock is traded.

Mutual funds are valued at the net asset value of shares held by the plan at year end.

The Merrill Lynch Equity Index Trust (the MLEIT ) is an investment in a common/collective trust valued at the net asset value of the shares of the trust held by the Plan at year end. This net asset value has been determined by the MLEIT based on the market value of the equity securities held by the MLEIT.

Participant loans are valued at amortized cost, which approximates fair value.

The MLRPT is an investment in a common/collective trust valued at fair value as described in note 4.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company stock	$13,003,433	$-	$-	$13,003,433
Common/collective trust funds	-	18,404,899	-	18,404,899
Mutual funds	50,413,631	-	-	50,413,631
Loans to participants	-	-	2,256,016	2,256,016
Total assets at fair value	$63,417,064	$18,404,899	$2,256,016	$84,077,979

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant Loans

Balance, beginning of year	$2,143,033
Employee contributions	-
Company contributions	-
Interest and dividend income	-
Withdrawals, net of purchases, by participants or their beneficiaries	(50,422)
Administrative expenses	-
Loan repayment principal (loans issued)	163,405
Transfers in (out) of Level 3	-
Realized gains (losses)	-
Unrealized losses - contract value adjustment to fair value	-
Balance, end of year	$2,256,016

6. Related-Party Transactions

One of the Plan’s investment options is AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of IPL, all investment transactions involving AES common stock are party-in-interest transactions. Merrill Lynch is the Investment Manager for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Equity Index Trust, the Blackrock HI Sc Op Inst Mutual Fund, the Blackrock Gl Res Inst Mutual Fund, the Blackrock Government Mutual Fund and the Blackrock Util Teleco Mutual Fund these funds and trusts are also parties-in-interest. In addition, Columbia Management Distributors, Inc. and Columbia Wanger Asset Management, L.P. (collectively, Columbia) own the Columbia Mid Cap Value Mutual Fund. All transactions with these funds and trusts are party-in-interest transactions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the 5500 as of December 31, 2008 and 2007.

	2008	2007
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$86,575,610	$127,297,498
Adjustment from contract value to fair value for fully benefit-responsive investments contracts	(2,062,666)	(147,073)
Net assets available for benefits per the Form 5500, at fair value	$84,512,944	$127,150,425

Statement of changes in net assets available for benefits:
(Decrease) increase in net assets per the financial statements	$(40,721,888)	$9,601,852
Adjustment from contract value to fair value for fully benefit-responsive wrap contacts	(1,915,593)	98,039
Net income (loss) per Form 5500	$(42,637,481)	$9,699,891

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Credit Risk

Approximately 15% of the Plan’s assets are invested in AES common stock.

9. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 6, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated it will take the necessary steps, if any, to ensure that the Plan maintains its qualified status.

10. Subsequent Events

On January 1, 2009, Bank of America Corporation announced that it had completed its acquisition of Merrill Lynch & Company, the Plan Administrator.

SUPPLEMENTAL SCHEDULE

Employees’ Thrift Plan of Indianapolis Power & Light Company

EIN 35-0413620 Plan #003

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
DECEMBER 31, 2008

Description of Investment	Shares	Fair Value
The AES Corporation Common Stock*	1,578,086	$13,003,433
Merrill Lynch Retirement Preservation Trust-Common/Collective Trust*	14,839,083	12,776,417
Merrill Lynch Equity Index Trust-Common/Collective Trust*	79,241	5,628,482
JP Morgan Government Mutual Fund	669,796	7,200,312
Blackrock Hl Sc Opp Inst Mutual Fund*	14,286	317,287
Blackrock GL Res Inst Mutual Fund*	36,039	735,201
Blackrock Util Teleco Mutual Fund*	73,295	747,610
Virtus Real Estate Securities Mutual Fund	61,281	1,088,964
Van Kampen Growth & Income Mutual Fund	282,207	3,990,403
Alger Midcap Growth Institutional Portfolio Mutual Fund	106,870	842,135
Lord Abbett Small Cap Value Mutual Fund	164,664	3,327,869
Lord Abbett Total Return Mutual Fund	698,621	6,874,434
Buffalo Small Cap Mutual Fund	24,878	407,257
American Growth Fund of America Mutual Fund	218,234	4,460,706
American Europacific Growth Mutual Fund	275,058	7,687,882
American Balanced Mutual Fund	126,798	1,751,029
Seligman Commun & Info Mutual Fund	30,956	776,383
Victory Diversified Stock Fund	412,630	4,592,568
Franklin Mutual Financial Services Mutual Fund	21,760	235,003
Oppenheimer Gold & Special Minerals Mutual Fund	105,344	2,150,062
Columbia Mid Cap Value Mutual Fund*	382,074	3,228,526
		81,821,963
Participant loans (with maturities ranging from 2009 to 2018 and interest rates ranging from 5% - 9.25%)*		2,256,016
TOTAL INVESTMENTS		$84,077,979

* Party-in-interest transaction.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ THRIFT PLAN OF INDIANAPOLIS POWER &
LIGHT COMPANY
By the Plan Administrator:

EMPLOYEES’ PENSION & BENEFITS COMMITTEE OF
INDIANAPOLIS POWER & LIGHT COMPANY

	By:	/s/ Kirk B. Michael
Kirk B. Michael
Chairman of the Committee
DATE: June 24, 2009